                                                             File No. 333-108528
                                                      1940 Act File No. 811-4158



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

     For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N 8B-2

          A.   Exact name of Trust:

                    UBS PATHFINDERS TRUST,
                    TREASURY AND GROWTH STOCK SERIES 28

          B.   Name of Depositor:

                    UBS FINANCIAL SERVICES INC.

          C.   Complete address of Depositor's principal executive office:

                    UBS FINANCIAL SERVICES INC.
                    1285 Avenue of the Americas
                    New York, New York 10019

          D.   Name and complete address of agents for service:

                    UBS FINANCIAL SERVICES INC.
                    Attention: Ms. Christine Tripi
                    1285 Avenue of the Americas
                    New York, New York  10019

                    Copy to:

                    CARTER LEDYARD & MILBURN LLP
                    Attention: Kathleen H. Moriarty, Esq.
                    2 Wall Street
                    New York, New York 10005

          E.   Title and amount of securities being registered:

                    An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940

          F. Proposed maximum offering price to the public of the securities being registered:

                    Indefinite

     G.   Amount of filing fee:

               None required pursuant to Rule 24f-2.


     H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE
               DATE OF THE REGISTRATION STATEMENT

     /X/ Check box if it is proposed that this filing will become effective at 3:00 p.m. on September 25, 2003, pursuant to Rule 487.

                             UBS PATHFINDERS TRUST,
                       TREASURY AND GROWTH STOCK SERIES 28

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)





Form N-8B-2                            Form S-6 Item Number
Heading in Prospectus                  --------------------
---------------------

                     I. Organization and General Information
                        ------------------------------------

 1.  (a)Name of Trust                               )  Front Cover
           (b)Title of securities issued            )

 2.  Name and address of Depositor                  )  Back Cover

 3.  Name and address of Trustee                    )  Back Cover

 4.  Name and address of principal                  )  Back Cover
           Underwriter                              )

 5.  Organization of Trust                          )  The Trust

 6.  Execution and termination of                   )  The Trust
           Trust Agreement                          )  Termination of the Trust

 7.  Charges of name                                )  *

 8.  Fiscal Year                                    )  *

 9.  Litigation                                     )  *

                      II. General Description of the Trust
                          and Securities of the Trust
                          ---------------------------

10.  General Information regarding Trust's         )  The Trust
           Securities and Rights of Holders        )    Rights of Unitholders

           (a)       Type of Securities            )    The Trust
                     (Registered or Bearer         )

---------------

 * Not applicable, answer negative or not required.



        (b)    Type of Securities                                       )   The Trust
               (Cumulative or Distributive)                             )

        (c)    Rights of Holders as to                                  )   Rights of Unitholders
               Withdrawal or Redemption                                 )   Redemption Public
                                                                        )   Offering of Units-
                                                                        )   Secondary Market for
                                                                        )   Units

        (d)    Rights of Holders as to                                  )   Public Offering of
               conversion, transfer, etc.                               )   Units-Secondary Market
                                                                        )   for Units
                                                                        )   Exchange Option

        (e)    Rights of Trust issues periodic                          )    *
               payment plan certificates                                )

        (f)    Voting rights as to Securities                           )   Rights of Unitholders
               under the Indenture                                      )

        (g)    Notice to Holders as to                                  )
               change in

               (1)    Assets of Trust                                   )   Amendment of the Indenture
               (2)    Terms and Conditions                              )   Supervision of Trust
                      of Trust's Securities                             )   Investments
               (3)    Provisions of Trust                               )   Amendment of the Indenture
               (4)    Identity of Depositor                             )   Administration of the
                      and Trustee                                       )   Trust

        (h)    Consent of Security Holders                              )
               required to change                                       )

               (1)    Composition of assets                             )   Amendment of the Indenture
                      of Trust
               (2)    Terms and conditions                              )   Amendment of the Indenture
                      of Trust's Securities                             )


               (3)    Provisions of Indenture                           )
               (4)    Identity of Depositor                             )   Amendment of the Indenture
                      and Trustee                                       )

11.     Type of securities comprising                                   )   The Trust
               security holder's interest                               )   Rights of Unitholders
                                                                        )   Administration of the
                                                                        )   Trust
                                                                        )   Portfolio Supervision


------------------

 * Not applicable, answer negative or not required.

12.     Information concerning periodic                                 )    *
        payment certificates                                            )

13.     (a)    Load, fees, expenses, etc.                               )   Public Offering Price of
                                                                        )   Units, Expenses of the
                                                                        )   Trust

        (b)    Certain information regarding                            )    *
               periodic payment certificates-                           )

        (c)    Certain percentages                                      )    *

        (d)    Certain other fees, etc.                                 )   Expenses of the Trust
               payable by holders                                       )   Rights of Unitholders

        (e)    Certain profits receivable by                            )   Public Offering of Units-
               depositor, principal under-                              )   Public Offering Price;
               writers, trustee or affiliated                           )   -Sponsor's Profit
               persons                                                  )   -Secondary Market for
                                                                            -Units

        (f)    Ratio of annual charges to                               )    *
               income                                                   )

14.     Issuance of trust's securities                                  )   The Trust
                                                                        )   Public Offering of Units

15.     Receipt and handling of payments                                )    *
        from purchasers                                                 )

16.     Acquisition and disposition of                                  )   The Trust, Administration
        Underlying Securities                                           )   of the Trust-Portfolio
                                                                        )   Supervision Rights of
                                                                        )   Unitholders

17.     Withdrawal or redemption                                        )   Redemption
                                                                        )   Public Offering of Units
                                                                        )   -Secondary Market for
                                                                        )   Units-Exchange Option
                                                                        )   Rights of Unitholders

18.     (a)    Receipt and disposition of                               )   Distributions, Termination
               income                                                   )   of the Trust,
                                                                        )   Administration of the
                                                                        )   Trust-Reports and Records

        (b)    Reinvestment of distributions                            )    *

-------------------
 * Not applicable, answer negative or not required.


        (c)    Reserves or special fund                                 )   Distributions, Expenses of
                                                                        )   the Trust, Administration
                                                                        )   of the Trust-Reports and
                                                                        )   Records

        (d) Schedule of distribution                                    )    *

19.     Records, accounts and report                                    )   Distributions, Adminstra-
                                                                        )   tion of the Trust

20.     Certain miscellaneous provisions                                )   Administration of the
        of trust agreement                                              )   Trust

21.     Loans to security holders                                       )    *

22.     Limitations on liability                                        )   Sponsor, Trustee

23.     Bonding arrangements                                            )   Included in Form N-8B-2

24.     Other material provisions of                                    )    *
        trust agreement                                                 )


                           III.   Organization Personnel and
                                      Affiliated Persons of Depositor
                                      -------------------------------

25.     Organization of Depositor                                       )   Sponsor

26.     Fees received by Depositor                                      )   Public Offering Price of
                                                                        )   Units, Expenses of the
                                                                        )   Trust

27.     Business of Depositor                                           )   Sponsor

28.     Certain information as to                                       )   Sponsor
        officials and affiliated                                        )
        persons of Depositor                                            )

29.     Voting securities of Depositor                                  )    *

30.     Persons controlling Depositor                                   )   Sponsor

31.     Payments by Depositor for certain                               )    *
        other services trust                                            )

32.     Payments by Depositor for certain                               )    *
        other services rendered to trust                                )


---------------------
 * Not applicable, answer negative or not required.




33.     Remuneration of employees of                                    )    *
        Depositor for certain services                                  )
        rendered to trust                                               )

34.     Remuneration of other persons                                   )    *
        for certain services rendered                                   )
        to trust                                                        )


                  IV. Distribution and Redemption of Securities
                      -----------------------------------------

35.     Distribution of trust's                                         )   Public Offering of Units
        securities by states                                            )   Distribution of Units

36.     Suspension of sales of trust's                                  )    *
        securities                                                      )

37.     Revocation of authority to                                      )    *
        distribute                                                      )

38.     (a)    Method of distribution                                   )   Public Offering of Units

        (b)    Underwriting agreements                                  )   Distribution of Units

        (c)    Selling agreements                                       )

39.     (a)    Organization of principal                                )   Sponsor
               underwriter                                              )

        (b)    N.A.S.D. membership of                                   )   Sponsor
               principal underwriter                                    )

40.     Certain fees received by                                        )   Public Offering of Units
        principal underwriter                                           )   -public Offering Price

41.     (a)    Business of principal                                    )   Sponsor
               underwriter                                              )

        (b)    Branch officers of principal                             )
               underwriter                                              )

        (c)    Salesman of principal                                    )    *
               underwriter                                              )

42.     Ownership of trust's securities                                 )    *
        by certain persons                                              )

43.     Certain brokerage commissions                                   )    *
        received by principal underwriter                               )

------------------
 * Not applicable, answer negative or not required.




44.     (a)    Method of valuation                                      )   Public Offering of Units
                                                                        )   -Public Offering Price

        (b)    Schedule as to offering price                            )    *

        (c)    Variation in offering price                              )   Public Offering of Units
               to certain persons                                       )   -Public Offering Price

45.     Suspension of redemption rights                                 )    *

46.     (a)    Redemption valuation                                     )   Public Offering of Units
                                                                        )   -Public Offering Price
                                                                        )   -Secondary Market for
                                                                        )   Units Valuation Redemption

        (b)    Schedule as to redemption price                          )    *



               V. Information concerning the Trustee or Custodian
                  -----------------------------------------------

47.     Maintenance of position in                                      )   Redemption, Public
        underlying securities                                           )   Offering of Units Public
                                                                        )   Offering Price

48.     Organization and regulation of                                  )   Trustee
        Trustee                                                         )

49.     Fees and expenses of Trustee                                    )   Expenses of the Trust

50.     Trustee's lien                                                  )   Expenses of the Trust

          VI. Information concerning Insurance of Holders of Securities
              ---------------------------------------------------------

51.     (a)    Name and address of Insurance                            )    *
               Company                                                  )

        (b)    Type of policies                                         )    *

        (c)    Type of risks insured and                                )    *
               excluded                                                 )

        (d)    Coverage of policies                                     )    *

        (e)    Beneficiaries of policies                                )    *

        (f)    Terms and manner of                                      )    *
               cancellation                                             )

--------------
 * Not applicable, answer negative or not required.




        (g)    Method of determining premiums                           )    *

        (h)    Amount of aggregate premiums                             )    *
               paid                                                     )

        (i)    Who receives any part of                                 )    *
               premiums                                                 )

        (j)    Other material provisions of                             )    *
               the Trust relating to insurance                          )


                            VII. Policy of Registrant
                                 --------------------

52.     (a)    Method of selecting and                                  )   The Trust, Administration
               eliminating securities from                              )   of the Trust-Portfolio
               the Trust                                                )   Supervision

        (b)    Elimination of securities                                )    *
               from the Trust                                           )

        (c)    Policy of Trust regarding                                )   The Trust, Administration
               substitution and elimination                             )   of the Trust-Portfolio
               of securities                                            )   Supervision

        (d)    Description of any fundamental                           )   The Trust, Administration
               policy of the Trust                                      )   of the Trust-Portfolio
                                                                        )   Supervision

53.     (a)    Taxable status of the Trust                              )   Federal Income Taxes

        (b)    Qualification of the Trust as                            )   Federal Income Taxes
               a mutual investment company


                   VIII. Financial and Statistical Information
                         -------------------------------------

54.     Information regarding the Trust's                               )    *
        past ten fiscal years                                           )

55.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

56.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

57.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

----------------
 * Not applicable, answer negative or not required.




58.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

59.     Financial statements                                            )   Statement of Net Assets
(Instruction 1(c) to Form S-6)                                          )



-----------------
 * Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS


     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             UBS PATHFINDERS TRUST
                      Treasury and Growth Stock Series 28

                           (A Unit Investment Trust)
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]



    PORTFOLIO OF "ZERO-COUPON" U.S. TREASURY OBLIGATIONS AND COMMON STOCKS

    DESIGNED FOR PRESERVATION OF CAPITAL AND POTENTIAL CAPITAL APPRECIATION
--------------------------------------------------------------------------------
THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B. PARTS A AND B SHOULD BOTH BE ATTACHED FOR THIS PROSPECTUS TO BE COMPLETE.

--------------------------------------------------------------------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS ABOUT THIS TRUST NOT CONTAINED IN THIS PROSPECTUS, AND YOU SHOULD NOT RELY ON ANY OTHER INFORMATION. READ AND KEEP BOTH PARTS OF THIS PROSPECTUS FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------
                                    SPONSOR:


                          UBS FINANCIAL SERVICES INC.


                      PROSPECTUS DATED SEPTEMBER 25, 2003

                               TABLE OF CONTENTS


PART A                                                               PAGE
                                                                     ----
Brief Description of the Trust's Investment Portfolio ............   A-3
Is this Trust Appropriate for You? ...............................   A-5
Summary of Risks .................................................   A-5
Fees and Expenses ................................................   A-8
Essential Information Regarding the Trust ........................   A-9
Historical Performance of UBS Pathfinders Series .................   A-11
Report of Independent Auditors ...................................   A-12
Statement of Net Assets ..........................................   A-13
Schedule of Investments ..........................................   A-14
PART B
The Trust's Objective ............................................   B-1
The Composition of the Portfolio .................................   B-1
The Trust ........................................................   B-4
Risk Factors and Special Considerations ..........................   B-5
Federal Income Taxes .............................................   B-8
Public Offering of Units .........................................   B-11
 Public Offering Price ...........................................   B-11
 Sales Charge and Volume Discount ................................   B-11
 Employee Discount ...............................................   B-13
 Exchange Option .................................................   B-13
 Conversion Option ...............................................   B-14
 Distribution of Units ...........................................   B-15
 Secondary Market for Units ......................................   B-15
 Sponsor's Profits ...............................................   B-16
Redemption .......................................................   B-16
Valuation ........................................................   B-17
Comparison of Public Offering Price and Redemption Value .........   B-18
Expenses of the Trust ............................................   B-19
Rights of Unitholders ............................................   B-20
Distributions ....................................................   B-20
Administration of the Trust ......................................   B-20
 Accounts ........................................................   B-20
 Reports and Records .............................................   B-21
 Portfolio Supervision ...........................................   B-21
 Reinvestment ....................................................   B-22
Amendment of the Indenture .......................................   B-22
Termination of the Trust .........................................   B-22
Sponsor ..........................................................   B-23
Code of Ethics ...................................................   B-24
Trustee ..........................................................   B-24
Independent Auditors .............................................   B-25
Legal Opinions ...................................................   B-25

BRIEF DESCRIPTION OF THE TRUST'S INVESTMENT PORTFOLIO


1.   THE TRUST'S OBJECTIVE.


     The UBS Pathfinders Trust, Treasury and Growth Stock Series 28 (the "Trust") seeks to provide preservation of capital and potential capital appreciation through an investment in a portfolio of intermediate stripped "zero-coupon" United States Treasury Obligations maturing on May 15, 2017 and common stocks (the "Stock" or "Stocks", and together with the stripped "zero-coupon" U.S. Treasury Obligations, the "Securities"). Because the maturity value of the Treasury Obligations is backed by the full faith and credit of the United States, the Sponsor believes that the Trust provides an attractive combination of principal preservation and capital appreciation potential for purchasers who hold units of the Trust ("Units") until May 30, 2017, the Trust's "Mandatory Termination Date".

     As of the date of this Prospectus Part A, 52.79% of the Trust's portfolio is invested in interest-only portions of United States Treasury Obligations and the remaining 47.21% was invested in common stocks as described briefly below.

     The stripped "zero-coupon" United States Treasury Obligations ("stripped U.S. Treasury Obligations") make no payment of current interest, but rather make a single payment upon their stated maturity. UBS Financial Services Inc. chose the Stocks in the Trust's portfolio for their capital appreciation potential, not for their income potential. Many of the Stocks currently pay little or no dividend income.

     The Trust has been formulated so that the portion of the Trust invested in stripped U.S. Treasury Obligations is designed to provide an approximate return of principal on the Mandatory Termination Date for purchasers investing on the Initial Date of Deposit. (See "Essential Information-- Distributions".) Therefore, even if the Stocks are valueless upon termination of the Trust, and if the stripped U.S. Treasury Obligations are held until their maturity in proportion to the Units outstanding, purchasers will receive, at the termination of the Trust, $1,000 per 1,000 Units purchased. This feature of the Trust provides that Unitholders who purchased their Units at or below $1,000 per 1,000 Units and who hold their Units to the Mandatory Termination Date will receive the same amount as they originally invested, although they would have foregone earning any interest on the amounts involved and will not protect their principal on a present value basis, assuming the Stocks are valueless.



2.   BRIEF DESCRIPTION OF THE TRUST'S PORTFOLIO.


     The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust's portfolio is not managed and the Securities held in the Trust's portfolio are not sold because of market changes.

     Unless terminated sooner, the Trust is scheduled to terminate on or about May 30, 2017 regardless of market conditions at the time. The Trust plans to hold until its termination the stripped U.S. Treasury Obligations maturing May 15, 2017 and a diversified group of Stocks, all as shown on the "Schedule of Investments" in this Prospectus Part A.

     The main objective of UBS Financial Services Inc. in constructing the portfolio of Stocks to be included in the Trust is to select a group of 40 Stocks which, in the view of UBS Financial Services Inc., would be capable of, over the life of the Trust, closely tracking the performance of the market as measured by the S&P 500 Index. The S&P 500 Index is an unmanaged index of 500 Stocks calculated under the auspices of Standard & Poor's, which, in the view of UBS Financial Services Inc., is a broadly diversified, representative segment of the market of all publicly traded stocks in the United States.

In constructing the Trust's portfolio, a computer program was generated against the 500 S&P stocks to identify a combination of S&P 500 Stocks (excluding those Stocks rated "Reduce" by UBS Investment Research) which, when equally weighted are highly correlated with the S&P 500 Index with a minimal tracking error.



DESCRIPTION OF UBS INVESTMENT RESEARCH RATINGS SYSTEM


UBS Financial Services Inc. used UBS Investment Research's ratings system in the analysis and selection of the Securities contained in the Trust's portfolio. The ratings are as follows:





                                                                                                            RATING
UBS RATING                   DEFINITION                UBS RATING                  DEFINITION               CATEGORY1
------------   -------------------------------------   ------------   -----------------------------------   ----------
BUY 1          Excess return2 potential                BUY 2          Excess return2 potential              BUY
               (greater than)  15%, smaller range                     (greater than)  15%, larger range
               around price target                                    around price target

NEUTRAL 1      Excess return2 potential                NEUTRAL 2      Excess return2 potential              HOLD/
               between -15% and 15%,                                  between -15% and 15%,                 NEUTRAL
               smaller range around                                   larger range around
               price target                                           price target

REDUCE 1       Excess return2 potential                REDUCE 2       Excess return2 potential              SELL
               (less than)  -15%, smaller range                       (less than)  -15%, larger range
               around price target                                    around price target


----------
1 UBS Buy 1 / Buy 2 = Buy; UBS Neutral 1 / Neutral 2 = Hold/Neutral; UBS Reduce 1 / Reduce 2 = Sell.


2 Excess return is defined as: (Target Price/Current Price) minus 1 plus gross dividend yield minus the 12-month interest rate.


The 12-month interest rate used is that of the company's country of incorporation, in the same currency as the predicted return.


Of course, there can be no assurance that the securities rated Buy according to this ratings system will in fact perform in the manner described above.

The Stocks in the Trust's portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but their primary industry source is listed in the "Schedule of Investments" in this Prospectus Part A.

                                                     APPROXIMATE PERCENTAGE
                                                          OF AGGREGATE
            PRIMARY INDUSTRY SOURCE               NET ASSET VALUE OF THE TRUST
----------------------------------------------   -----------------------------
Aerospace/Defense ............................                 2.33%
Beverages ....................................                 2.36%
Biotechnology ................................                 1.17%
Cable TV .....................................                 1.16%
Chemicals ....................................                 2.31%
Computers--Hardware/Software .................                 4.80%
Cosmetics & Toiletries .......................                 1.16%
Diversified Manufacturing Operations .........                 3.71%
E-Commerce/Services ..........................                 1.21%
Electric .....................................                 1.18%
Electronics/Semi-Conductor ...................                 1.17%
Financial Institutions/Banks .................                 8.20%
Insurance--Brokers ...........................                 1.17%
Insurance--Healthcare ........................                 1.18%
Insurance--Multi-Line ........................                 1.16%
Medical Products .............................                 1.19%
Multimedia ...................................                 1.18%
Networking Products ..........................                 1.17%
Oil/Gas ......................................                 3.50%
Pharmaceutical ...............................                 2.36%
Retail--Building Products ....................                 1.19%
Retail--Discount .............................                 1.19%
Telecommunications ...........................                 1.16%


IS THIS TRUST APPROPRIATE FOR YOU?


     Yes, if you are a long-term investor seeking capital protection combined with potential capital appreciation over the life of the Trust. You will benefit from a professionally selected portfolio whose risk is reduced by investing in Stocks of several different issuers.


     No, if you want a speculative investment that changes to take advantage of market movements, if you are unable or unwilling to assume the risks involved generally with equity investments or if you need current income.

SUMMARY OF RISKS

     YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.

1.   RISKS OF INVESTING IN THE TRUST


     Certain risks are involved with an investment in a unit trust which holds stripped U.S. Treasury Obligations and Stock. For example:

     The Trust, unlike a mutual fund, is not "managed", so neither the stripped U.S. Treasury Obligations nor the Stocks will be sold by the Trust to take advantage of market fluctuations.

     The Trust Portfolio may not remain constant during the life of the Trust. The Trustee is required to sell Stocks to reimburse the Sponsor for initial costs incurred in organizing the Trust, may be required to sell Stocks to pay Trust expenses, to tender Stocks under certain circumstances or to sell Stocks in the event certain negative events occur.

     Approximately 50% of your investment in the Trust will be invested in Stocks. This means that only approximately 50% of your total investment will benefit from any appreciation in the value of the Trust's portfolio of Stocks over the life of the Trust.

     The sale of Stocks from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid initially, depending upon your purchase date.

     If many investors sell their Units, the Trust will have to sell Securities. This could reduce the diversification of your investment and increase your share of Trust expenses.


     The price of your Units depends upon the full range of economic and market influences including the prices of bonds and equity securities, current interest rates, the condition of the bond and stock markets and other economic influences that affect the global or United States economy.


     Assuming no changes occur in the prices of the stripped U.S. Treasury Obligations and the Stocks held by the Trust, the price you receive for your Units will generally be less than the price you paid because your purchase price included a sales charge and because of the deductions of various fees, charges and expenses of the Trust.

     The Stocks in the Trust's portfolio will generally trade on a domestic stock exchange or in the over- the-counter market. We cannot assure you that a liquid trading market will exist. The value of the Trust's portfolio, and of your investment, may be reduced if trading in one or more Stocks is limited or absent.

     Additional stocks and U.S. Treasury Obligations may be acquired by the Trust when additional Units are to be offered to the public. Costs incurred in acquiring such additional Stocks and stripped U.S. Treasury Obligations will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during the additional deposits of Securities purchased by the Trustee with cash or cash equivalents.

     INVESTING ALWAYS INVOLVES RISK. The risks described below are the most significant risks associated with investing in the stripped U.S. Treasury Obligations and Stocks held by the Trust.



2.   RISKS OF INVESTING IN STRIPPED "ZERO-COUPON" U.S. TREASURY OBLIGATIONS


     The value of the stripped U.S. Treasury Obligations in the Trust may increase or decrease depending upon market and economic conditions. Also, the Trust's stripped U.S. Treasury Obligations are purchased at a deep discount and do not make any periodic payments of interest. Instead, the entire payment of proceeds will be made upon maturity of such stripped U.S. Treasury Obligations. Owners of deep discount bonds which make no current interest payments earn a fixed yield not only on the original investment but also on all earned discount during the life of such obligation. This implicit reinvestment of earnings at the same, fixed rate eliminates the owner's ability to reinvest at higher rates in the future. For this reason, sale of Units prior to the termination date of the Trust will involve substantially greater price fluctuations during periods of changing market interest rates than would be experienced in connection with sale of Units of a Trust which held Treasury Obligations which made scheduled interest payments on a current basis.


3.   RISKS OF INVESTING IN STOCKS


     Holders of common stocks, such as the Stocks held by the Trust, have rights that are generally inferior to the holders of debt obligations or preferred stocks.


     Common stocks are not obligations of the issuer. Therefore, they do not provide any assurance of income or provide the degree of protection of debt securities.


     The Stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, financial condition of issuers, changes in worldwide or national economic conditions, the prices of equity securities in general and the Stocks held by the Trust in particular.

     While the portfolio of Stocks held by the Trust was selected to closely track the performance of the S&P 500 Index, we cannot assure you that the increase or decrease in the S&P 500 Index over the life of the Trust will be reflected in a similar appreciation or depreciation in value of the Trust's portfolio of Stocks.

FEES AND EXPENSES

     This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, and assumes an investment of $10,000 when investing in Units of the Trust.

SALES CHARGE(1)

     Unitholders pay a maximum Sales Charge of 4.75% of the Public Offering Price per Unit.


ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST


                                                               AMOUNT
                                                              AS A % OF         AMOUNT PER
                                                             NET ASSETS      $10,000 INVESTED
                                                             (AS OF THE         (AS OF THE
                                                            FIRST DAY OF       FIRST DAY OF
                                                             THE TRUST)         THE TRUST)
                                                           --------------   -----------------
   Trustee's Fee                                                 .178%           $ 17.00
   Portfolio, Bookkeeping and Administrative Expenses            .130%           $ 12.40
   Other Operating Expenses                                      .025%           $  2.40
                                                                 ----            -------
      Total                                                      .333%           $ 31.80
                                                                 ====            =======
ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST(2)           .210%           $ 20.00
                                                                 ----            -------


----------
(1) The Sales Charge of 4.75% is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges. For further details, see "Public Offering of Units -- Sales Charge and Volume Discount" and "-- Employee Discount" in Part B of this Prospectus.

(2) Applicable only to purchasers of Units during the initial offering period.


EXAMPLE


     This example may help you compare the cost of investing in the Trust to the cost of investing in other investment vehicles.


     The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




                 1 YEAR      3 YEARS     5 YEARS     10 YEARS
                 --------   ---------   ---------   ---------
                 $  527        $590        $654        $813


     See "Expenses of the Trust" in Part B of this Prospectus for additional information regarding expenses.

                   ESSENTIAL INFORMATION REGARDING THE TRUST

                           AS OF SEPTEMBER 24, 2003+



Initial Date of Deposit: September 25, 2003
                                                                  $952,595
  Aggregate Value of Securities in Trust: .......................
  Number of Units: .............................................. 1,000,000
  Fractional Undivided Interest in the Trust Represented by
   Each Unit: ................................................... 1/1,000,000th
  Calculation of Public Offering Price Per Unit*
   Public Offering Price per Unit ............................... $1.00
   Less Reimbursement to Sponsor for Initial Organizational
     Costs*** ................................................... $.002
   Less Sales Charge++ of 4.75% of Public Offering
     Price (4.99% of net amount invested per Unit) .............. $.0475
   Net Asset Value per Unit ..................................... $.9505
   Net Asset Value for 1,000,000 Units .......................... $950,500
   Divided by 1,000,000 Units ................................... $.9505
Redemption Value:+++ ............................................ $.9525
Evaluation Time: ................................................ Closing time of the regular trading session on the New York Stock
                                                                  Exchange, Inc. (ordinarily 4:00 P.M.
                                                                  New York time).
Distribution Dates**: ........................................... Quarterly, commencing
                                                                  December 25, 2003.
Record Date: .................................................... December 10, 2003, and quarterly thereafter.
Mandatory Termination Date: ..................................... May 30, 2017 (15 days after maturity of the Treasury
                                                                    Obligations).
Discretionary Liquidation Amount: ............................... 20% of the value of the Securities upon completion of the deposit
                                                                    of the Securities.
Estimated Initial Organizational Costs of the Trust***: ......... $.00200 per Unit.
Estimated Annual Expenses of the Trust****: ..................... $.00343 per Unit.


----------

     * On the date of this Prospectus (the "Initial Date of Deposit"), the Public Offering Price is based on the value of the Securities as of the close of business on September 24, 2003 (the Business Day (as defined below) preceding the Initial Date of Deposit). However, if the public offering price determined with reference to values of the Securities as of the close of business on the Initial Date of Deposit is less than $.975 per Unit, the purchase orders received on the Initial Date of Deposit will be filled on the basis of such lower price. Beginning September 26, 2003 the Public Offering Price will be based on the value of the Securities next computed following receipt of the purchase order plus the applicable sales charge. (See "Valuation"). A "Business Day" is defined as any day that the New York Stock Exchange is open for business. For a complete list of current New York Stock Exchange holidays see "Valuation".


     ** No distributions of less than $.0050 per Unit need be made from the Capital Account on any Distribution Date. See "Distributions".

     *** Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" (collectively, the "Initial Organizational Costs"). These costs have been estimated at $.002 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.
                                                          continued on page A-10

     **** See "Expenses of the Trust". Estimated dividends from the Stocks, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends paid are insufficient to pay such annual expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

     +    The date prior to the Initial Date of Deposit.


     ++ The sales charge will not be assessed on the Securities sold to reimburse the Sponsor for the Initial Organizational Costs.


     +++ This figure reflects deduction of the maximum Sales Charge of $.0475 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value").

HISTORICAL PERFORMANCE OF UBS PATHFINDERS SERIES


The following chart compares the actual performance of prior UBS Pathfinders Series having similar investment objectives and using similar portfolio selection methodology with the actual performance of the S&P 500 Index5 for the time period shown below. Each portfolio of the UBS Pathfinders Series shown below was invested approximately 50% in Stocks and approximately 50% in stripped U.S. Treasury Obligations on its respective initial deposit date. Since the S&P 500 Index does not include stripped U.S. Treasury Obligations, the performance of both the Stock component and the stripped U.S. Treasury Obligation component of each Trust's portfolio are also displayed for comparison. Actual performance of the Stock component of this (or any other) Trust portfolio, may vary from that of the S&P 500 Index shown below for a variety of reasons. For example, the Stock component of each Trust portfolio is invested in a limited subset of S&P 500 Index stocks, and therefore its performance may not keep pace with S&P 500 Index performance to the extent that the S&P 500 Index is driven by stocks not held in the Stock component of such Trust's portfolio. In addition, the Stocks held by the Trust have been chosen for specific criteria that are at odds with the characteristics of the Stocks driving the market at a given time. Furthermore, the Stocks held in the Trust's portfolio are approximately equally weighted while the stocks in the S&P 500 Index are capitalization weighted. This historical performance is no assurance of future results of this or any actual Trust portfolio.


   COMPARISONS OF ANNUALIZED RETURNS1 FROM TRUST DEPOSIT DATE THROUGH 8/31/03



                                                                                TRUST STRIPPED
                                                                                     U.S.
                                                                                   TREASURY     TRUST STRIPPED
                                                 TRUST STOCK                      OBLIGATION     U.S. TREASURY
                                                  COMPONENT         STOCK         COMPONENT       OBLIGATION         TRUST
                                 S&P 500 INDEX    ANNUALIZED      COMPONENT       ANNUALIZED       COMPONENT       ANNUALIZED
 PATHFINDERS   INITIAL DEPOSIT     ANNUALIZED      RETURN--      ANNUALIZED        RETURN--       ANNUALIZED     TOTAL RETURN--
    SERIES           DATE        TOTAL RETURN(5)   GROSS(2)    RETURN--NET(2,3)     GROSS(2)    RETURN--NET(2,3)     NET(2,4)
------------- ----------------- --------------- ------------- ---------------- --------------- ---------------- ---------------
  Series 15       11/30/93             9.88%         10.61%         10.03%           7.09%            6.58%           8.34%
  Series 16       1/24/95             11.00%         11.71%         11.06%           8.47%            7.88%           9.50%
  Series 17       9/26/95              8.79%         10.32%          9.62%           8.22%            7.58%           8.59%
  Series 18       4/12/96              8.03%          9.31%          8.58%           8.98%            8.28%           8.43%
  Series 19       10/30/96             7.07%          7.63%          6.82%           8.77%            8.04%           7.47%
  Series 20       1/30/97              5.48%          6.66%          5.84%           9.26%            8.49%           7.26%
  Series 21       7/30/97              2.50%          2.35%          1.51%           8.89%            8.06%           5.16%
  Series 22       1/29/98              1.97%          2.54%          1.62%           8.36%            7.45%           4.81%
  Series 23       4/15/98             -0.40%          0.22%         -0.72%           8.29%            7.35%           3.81%
  Series 24       1/26/99             -3.11%         -1.74%         -2.82%           6.72%            5.64%           1.89%
  Series 25       1/27/00             -7.27%         -6.38%         -7.71%          12.32%           10.88%           3.10%
  Series 26       10/26/00            -8.67%         -9.34%        -10.94%           9.92%            8.13%          -0.19%
  Series 27       8/27/02              9.52%          6.12%          0.75%           2.63%           -1.87%          -0.65%


                  ------------------------------------------

1 All Annualized Return figures include all distributions but do not assume reinvestment: each figure is pre-tax.
2 Gross and Net Return Figures reflect deduction of Trust expenses; Net Return Figures reflect deduction of the maximum up-front sales charge. Unitholders who purchased Units after the Initial Deposit Date may have paid more or less than the Initial Public Offering Price and their performance will vary accordingly. The Initial Public Offering Price includes the maximum up-front sales charge.
3 One-half of the sales charge was applied to the Trust Stock component and one-half of the sales charge was applied to the Trust stripped U.S. Treasury Obligation component, as shown in the "Trust Stock Component Annualized Return--Net" column and the "Trust Stripped U.S. Treasury Obligation Component Annualized Return--Net" column above.
4 Note that the Trust Annualized Total Return figure is not an average of the sum of the Trust Stock component and Trust Stripped U.S. Treasury Obligation component figures; over time, the relative weightings between the Stock component and the stripped U.S. Treasury Obligation component may change, due to changes made to the Trust's portfolio (See "Risks of Investing in the Trust");
5 As discussed on page A-3, the S&P 500 Index is an unmanaged index of 500 stocks calculated under the auspices of Standard & Poor's.

                         REPORT OF INDEPENDENT AUDITORS



        THE UNITHOLDERS, SPONSOR AND TRUSTEE
        THE UBS PATHFINDERS TRUST,
        TREASURY AND GROWTH STOCK SERIES 28

        We have audited the accompanying Statement of Net Assets of The UBS Pathfinders Trust, Treasury and Growth Stock Series 28, including the Schedule of Investments, as of September 25, 2003. This Statement of Net Assets is the responsibility of the Trustee. Our responsibility is to express an opinion on this Statement of Net Assets based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Net Assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Net Assets. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the Statement of Net Assets as of September 25, 2003. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall Statement of Net Assets presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the Statement of Net Assets referred to above presents fairly, in all material respects, the financial position of The UBS Pathfinders Trust, Treasury and Growth Stock Series 28 at September 25, 2003, in conformity with accounting principles generally accepted in the United States.



                                                  ERNST & YOUNG LLP
        New York, New York
        September 25, 2003

                          THE UBS PATHFINDERS TRUST,
                      TREASURY AND GROWTH STOCK SERIES 28

                            STATEMENT OF NET ASSETS

               AS OF INITIAL DATE OF DEPOSIT, SEPTEMBER 25, 2003



                                   NET ASSETS
                                   ----------

       Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a) .................................  $  952,595
       Reimbursement to Sponsor for Initial Organizational Costs (b) .....      (2,000)
                                                                            ----------
           Total .........................................................  $  950,595
                                                                            ==========
       Units outstanding: ................................................   1,000,000

                             ANALYSIS OF NET ASSETS
                             ----------------------
        Cost to investors (c) ............................................  $1,000,000
        Less: Gross underwriting commissions (d) .........................     (47,405)
         Reimbursement to Sponsor for Initial Organizational Costs              (2,000)
                                                                            ----------
           Net Assets ....................................................  $  950,595
                                                                            ==========

----------

     (a) The aggregate cost to the Trust of the Securities listed under "Schedule of Investments" is determined by the Trustee on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed "Cost of Securities to Trust" under "Schedule of Investments in this Prospectus Part A." Pursuant to contracts to purchase Securities, an irrevocable letter of credit drawn on JPMorgan Chase Bank, in the amount of $1,100,000 has been deposited with the Trustee, Investors Bank & Trust Company for the purchase of $952,595 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.


     (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" (collectively, the "Initial Organizational Costs"). These costs have been estimated at $.002 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

     (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (d) Sales charge of 4.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                            THE UBS PATHFINDERS TRUST
                       TREASURY AND GROWTH STOCK SERIES 28

                             SCHEDULE OF INVESTMENTS


                AS OF INITIAL DATE OF DEPOSIT, SEPTEMBER 25, 2003



                                                                                        COST OF
                                                                                      SECURITIES
        NAME OF SECURITY            COUPON     MATURITY VALUE     MATURITY DATE       TO TRUST(2)
        ----------------            ------     --------------     -------------       -----------
U.S. Treasury Interest
 Payments (3) (52.79%) .........   0%            $1,000,000      May 15, 2017        $ 502,872.00



COMMON STOCKS (47.21%) (1)



                                                                                   COST OF
                  PRIMARY INDUSTRY SOURCE AND                     NUMBER OF       SECURITIES
                        NAME OF ISSUER                              SHARES       TO TRUST(2)
                        --------------                              ------       -----------
Aerospace/Defense (2.33%)
   Lockheed Martin Corporation ...............................       250        $  11,275.00
   United Technologies Corporation ...........................       140           10,953.60
Beverages (2.36%)
   Anheuser-Busch Companies, Inc. ............................       220           11,158.40
   PepsiCo, Inc. .............................................       250           11,322.50
Biotechnology (1.17%)
   Amgen Inc.* ...............................................       170           11,179.20
Cable TV (1.16%)
   Comcast Corporation* ......................................       360           11,026.80
Chemicals (2.31%)
   The Dow Chemical Company ..................................       340           11,118.00
   E.I. du Pont de Nemours and Company .......................       270           10,875.60
Computers--Hardware/Software (4.80%)
   Dell Inc.* ................................................       340           11,526.00
   Hewlett-Packard Company ...................................       560           11,177.60
   International Business Machines Corporation (IBM) .........       130           11,622.00
   Microsoft Corporation .....................................       400           11,380.00
Cosmetics & Toiletries (1.16%)
   The Procter & Gamble Company ..............................       120           11,084.40
Diversified Manufacturing Operations (3.71%)
   3M Co. ....................................................        90           12,703.10
   General Electric Company ..................................       370           11,399.70
   Honeywell International Inc. ..............................       420           11,209.80
E-Commerce/Services (1.21%)
   eBay Inc.* ................................................       210           11,499.60
Electric (1.18%)
   The Southern Company ......................................       390           11,196.90
Electronics/Semi-Conductor (1.17%)
   Intel Corporation .........................................       400           11,104.00
Financial Institutions/Banks (8.20%)
   Bank of America Corporation ...............................       140           10,976.00
   Citigroup Inc. ............................................       240           11,167.20
   Fifth Third Bancorp .......................................       200           11,314.00
   J.P. Morgan Chase & Co. ...................................       310           10,809.70
   Merrill Lynch & Co., Inc. .................................       210           11,482.80
   Washington Mutual, Inc. ...................................       290           11,246.20
   Wells Fargo & Company .....................................       220           11,162.80

                            THE UBS PATHFINDERS TRUST
                       TREASURY AND GROWTH STOCK SERIES 28

                       SCHEDULE OF INVESTMENTS (CONTINUED)

                AS OF INITIAL DATE OF DEPOSIT, SEPTEMBER 25, 2003

                                                                    COST OF
          PRIMARY INDUSTRY SOURCE AND              NUMBER OF       SECURITIES
                 NAME OF ISSUER                      SHARES       TO TRUST(2)
-----------------------------------------------   -----------   ---------------
Insurance--Brokers (1.17%)
   Marsh & McLennan Companies, Inc. ...........   230            $  11,115.90
Insurance--Healthcare (1.18%)
   UnitedHealth Group Incorporated ............   230               11,281.50
Insurance--Multi-Line (1.16%)
   American International Group, Inc. .........   190               11,020.00
Medical Products (1.19%)
   Johnson & Johnson ..........................   230               11,373.50
Multimedia (1.18%)
   Viacom Inc.--Class B* ......................   290               11,260.70
Networking Products (1.17%)
   Cisco Systems, Inc.* .......................   550               11,159.50
Oil/Gas (3.50%)
   Apache Corporation .........................   160               11,054.40
   Exxon Mobil Corporation ....................   300               11,070.00
   Schlumberger Limited .......................   220               11,204.60
Pharmaceutical (2.36%)
   Pfizer Inc. ................................   360               11,124.00
   Wyeth ......................................   240               11,340.00
Retail--Building Products (1.19%)
   The Home Depot, Inc. .......................   350               11,340.00
Retail--Discount (1.19%)
   Wal-Mart Stores, Inc. ......................   200               11,324.00
Telecommunications (1.16%)
   Verizon Communications Inc. ................   340               11,084.00
                                                                 ------------
Total Common Stocks ...........................                  $ 449,723.00
                                                                 ------------
Total Investments .............................                  $ 952,595.00
                                                                 ============


----------
(1)  All Securities are represented entirely by contracts to purchase
     Securities.


(2) Valuation of Securities by the Trustee was made as described in "Valuation" as of the close of business on the Business Day prior to the Initial Date of Deposit. The bid side evaluation of the stripped U.S. Treasury Obligations on the Business Day prior to the Initial Date of Deposit was $500,713.


(3) This security does not pay interest. On the maturity date thereof, the entire maturity value becomes due and payable. Generally, a fixed yield is earned on such security which takes into account the semi-annual compounding of accrued interest. (See "The Trust" and "Federal Income Taxes" herein.)


(4)  There was no gain or loss to the Sponsor on the Initial Date of Deposit.

*     Non-income producing.


   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR
       A FUTURE TRUST IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                     SECURITIES FROM THOSE DESCRIBED ABOVE.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                             UBS PATHFINDERS TRUST
                      TREASURY AND GROWTH STOCK SERIES 28






     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                   SPONSOR:




                          UBS FINANCIAL SERVICES INC.

        Prospectus Part B may not be distributed unless accompanied by
                               Prospectus Part A.


     This Prospectus Part B contains a description of the important features of UBS Pathfinders Trust, Treasury and Growth Stock Series 28 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.


           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.
                  PROSPECTUS PART B DATED SEPTEMBER 25, 2003.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                            UBS PATHFINDERS TRUST,
                      TREASURY AND GROWTH STOCK SERIES 28
                               PROSPECTUS PART B

--------------------------------------------------------------------------------

               PART B OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED

                         UNLESS ACCOMPANIED BY PART A.


     Part B contains a description of the important features of the Trust and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Units.


                             THE TRUST'S OBJECTIVE


     The objective of the Trust is preservation of capital and capital appreciation through an investment in the principal or interest portions of stripped U.S. Treasury Obligations, and common stocks (the "Stock" or "Stocks", and together with the stripped U.S. Treasury Obligations, the "Securities") which, in the Sponsor's opinion on the Initial Date of Deposit, have potential for capital appreciation. The stripped U.S. Treasury Obligations in the Trust portfolio are interest-only portions of United States Treasury Obligations (as further discussed under "Risk Factors and Special Considerations"), maturing May 15, 2017 and which represent approximately 52.79% of the aggregate market value of the Trust portfolio. The Stocks represent approximately 47.21% of the aggregate market value of the Trust portfolio. The stripped U.S. Treasury Obligations, as discussed below, make no payment of current interest, but rather make a single payment upon their stated maturity. Because the maturity value of the stripped U.S. Treasury Obligations is backed by the full faith and credit of the United States, the Sponsor believes that the Trust provides an attractive combination of principal preservation and capital appreciation potential for purchasers who hold Units until the Trust's termination. The Trust has been formulated so that the portion of the Trust invested in stripped Treasury Obligations is designed to provide an approximate return of principal invested on the Mandatory Termination Date for purchasers on the Initial Date of Deposit. (See "Essential Information--Distributions".) Therefore, even if the Stocks are valueless upon termination of the Trust, and if the stripped U.S. Treasury Obligations are held until their maturity in proportion to the Units outstanding, purchasers will receive, at the termination of the Trust, $1,000 per 1,000 Units purchased. This feature of the Trust provides that unitholders who purchased their Units at or below $1,000 per 1,000 Units and who hold their units to the Mandatory Termination Date of the Trust on May 30, 2017 will receive the same amount as they originally invested, although they would have foregone earning any interest on the amounts involved and will not protect their principal on a present value basis, assuming the Stocks are valueless. Therefore, the Trust may be an attractive investment to those persons who buy their Units during the initial offering period and hold such Units throughout the life of the Trust until the Trust matures.


                       THE COMPOSITION OF THE PORTFOLIO

     UBS Financial Services Inc. understands the importance of long-term financial goals such as planning for retirement, funding a child's education, or trying to build wealth toward some other objective.


     In the view of UBS Financial Services Inc., one of the most important investment decisions an investor faces may be determining how to best allocate his or her investments to capture growth opportunities without exposing his or her portfolio to undue risk. For long-term capital growth, many investment experts recommend stocks. As with all investments, the higher return potential of equities is typically associated with higher risk. With this in mind, UBS Financial Services Inc. designed a portfolio to meet the needs of investors interested in building wealth prudently over a long-term time horizon by pairing the security of stripped U.S. Treasury Obligations with the growth potential of Stocks. The Trust is a balanced portfolio with approximately equal portions in stripped U.S. Treasury Obligations and equity securities. Unitholders can sell Units at any time at the then current net asset value, which may be higher or lower than at the time of purchase, with no additional sales charge. (See "Public Offering of Units--Secondary Market for Units and Redemption".)

     UBS Financial Services Inc.'s main objective in constructing the portfolio of Stocks to be included in the Trust was to select a group of 40 Stocks which, in the view of UBS Financial Services Inc., would be capable of, over the life of the Trust, closely tracking the performance of the market as measured by the "S&P 500 Index". The S&P 500 Index is an unmanaged index of 500 Stocks the value of which is calculated by Standard & Poor's, which index, in the view of UBS Financial Services Inc., is a broadly diversified, representative segment of the market of all publicly traded stocks in the United States.


     In constructing the Trust's portfolio, a computer program was generated against the 500 S&P Index stocks to identify a combination of S&P 500 Index stocks (excluding those stocks rated "Reduce" by UBS Investment Research) which, when equally weighted, are highly correlated with the S&P 500 Index with a minimal tracking error.


     The Trust's portfolio, in the opinion of UBS Financial Services Inc., is comprised of stock issued by a diversified group of large, well-known companies representing various industries. These companies may receive income and derive revenues from multiple industry sources but their primary industry source is listed in the table in Part A above. For a list of the individual common stocks comprising each industry group, investors should consult the "Schedule of Investments" in Part A above.

     The Sponsor anticipates that, based upon last dividends actually paid, dividends from the Stock will be sufficient (i) to pay expenses of the Trust (see "Expenses of the Trust"), and (ii) after such payment, to make distributions of such dividends to unitholders as described below under "Distributions".


     UBS Financial Services Inc. used UBS Investment Research's ratings system in the analysis and selection of the securities contained in the Trust. The ratings are as follows:


                                                                                                            RATING
UBS RATING                   DEFINITION                UBS RATING                  DEFINITION               CATEGORY(1)
------------   -------------------------------------   ------------   -----------------------------------   ----------
BUY 1          Excess return(2) potential              BUY 2          Excess return(2) potential            BUY
               (greater than)  15%, smaller range                     (greater than)  15%, larger range
               around price target                                    around price target

NEUTRAL 1      Excess return(2) potential              NEUTRAL 2      Excess return(2) potential            HOLD/
               between -15% and 15%,                                  between -15% and 15%,                 NEUTRAL
               smaller range around                                   larger range around
               price target                                           price target

REDUCE 1       Excess return(2) potential              REDUCE 2       Excess return(2) potential            SELL
               (less than)  -15%, smaller range                       (less than)  -15%, larger range
               around price target                                    around price target


----------
1 UBS Buy 1 / Buy 2 = Buy; UBS Neutral 1 / Neutral 2 = Hold/Neutral; UBS Reduce 1 / Reduce 2 = Sell.


2 Excess return is defined as: (Target Price/Current Price) minus 1 plus gross dividend yield minus 12-month interest rate.

The 12-month interest rate used is that of the company's country of incorporation, in the same currency as the predicted return.

     Of course, there can be no assurance that the securities rated Buy according to this ratings system will in fact perform in the manner described above.


     Additional Deposits. After the initial deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities in the Trust where additional Units are to be offered to the public, replicating the original percentage relationship between the maturity values of the stripped U.S. Treasury Obligations and the number of shares of the Stocks deposited on the Initial Date of Deposit, subject to certain adjustments. The Trustee purchases additional Securities with cash or cash equivalents based on instructions to purchase such Securities. Costs incurred in acquiring additional Stocks which are either not listed on any national securities exchange or are ADRs, including brokerage fees, stamp taxes and certain other costs associated with purchasing such additional Stocks, will be borne by the Trust. Investors purchasing Units during the initial public offering period will experience a dilution of their investment as a result of the payment of brokerage fees and other expenses paid by the Trust when the Trustee makes additional deposits of Securities. (See "The Trust" and "Risk Factors and Special Considerations".)

     Termination. Unless advised to the contrary by the Sponsor, the Trustee will sell the Stocks held in the Trust within thirty (30) days of the Trust's Mandatory Termination Date, approximately 30 days prior to the Mandatory Termination Date. In certain circumstances, and if there is no regulatory impediment, monies held upon the sale of Securities may, at the direction of the Sponsor, be invested for the benefit of unitholders in United States Treasury obligations which mature on or prior to the next distribution date ("short-term Treasury Obligations," and together with the Stocks and the stripped U.S. Treasury Obligations, the "Securities") (see "Administration of the Trust--Reinvestment"). Otherwise, cash received by the Trust upon the sale or maturity of Securities will be held in non-interest bearing accounts (created under the Indenture) until distributed and will be of benefit to the Trustee. During the term of the Trust, Securities will not be sold to take advantage of market fluctuations. The Trust will terminate within 15 days after the stripped U.S. Treasury Obligations mature. (See "Termination of the Trust and "Federal Income Taxes".)


     Public Offering Price. The Public Offering Price per Unit is computed by dividing the Trust Fund Evaluation by the number of Units outstanding and then adding a sales charge of 4.75% of the Public Offering Price (4.99% of the net amount invested). The sales charge is reduced after the second year and is also reduced on a graduated scale for sales involving at least $50,000 or 50,000 Units and will be applied on whichever basis is more favorable to the purchaser. (See "Public Offering of Units--Sales Charge and Volume Discount".)


     The public offering price on the Initial Date of Deposit is determined on the basis of the value of the Securities as of the close of business on the preceding Business Day (i.e., by "backward pricing") under an exemptive order of the Securities and Exchange Commission (the "SEC"), which applies only to purchase orders received on the Initial Date of Deposit. As a condition of that order, however, if the public offering price based on the value of the Securities as of the close of business on the Initial Date of Deposit (i.e., by "forward pricing") would be less than $.975 per Unit, then purchase orders received on that day will be filled on the basis of the lower public offering price. The Public Offering Price on any day subsequent to the Initial Date of Deposit will vary from the Public Offering Price set forth under "Essential Information Regarding the Trust" in Part A. In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in "Public Offering Price".

     Distributions. The Trustee will distribute any net income and principal received in excess of $.005 per Unit quarterly on the Distribution Dates. (See "Distributions".) Income with respect to the original issue discount on the stripped U.S. Treasury Obligations will not be distributed although unitholders will be subject to income tax at ordinary income tax rates as if a distribution had occurred. (See "Federal Income Taxes".) Upon termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if the sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a unitholder upon termination of the Trust may be less than the amount paid by the unitholder initially, depending upon such unitholder's purchase date. Unless a unitholder purchases Units on the Initial Date of Deposit and unless the stripped U.S. Treasury Obligations are maintained in proportion to the Units created on the Initial Date of Deposit, total distributions, including distributions made upon termination of the Trust, may be less than the amount paid for a Unit by a unitholder.

     Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units based upon the value of the Stocks and the stripped U.S. Treasury Obligations as determined by the Trustee as set forth under "Valuation". The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. For redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities in lieu of cash to the redeeming Unitholder as directed by the Sponsor. (See "Redemption".)


THE TRUST


     The Trust is one of a series of similar but separate unit investment trusts created by the Sponsor under a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, among UBS Financial Services Inc., as Sponsor, and the Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is preservation of capital and capital appreciation through an investment in stripped U.S. Treasury Obligations and Stocks. The Stocks are equity securities which, in the Sponsor's opinion on the Initial Date of Deposit, are capable, during the life of the Trust, of closely tracking the performance of the public market for equity securities as measured by the S&P 500 Index. The Stocks contained in the Trust are representative of a number of different industries. Dividends received by the Trust, if any, may be invested in short-term Treasury Obligations (if there is no regulatory impediment). Otherwise, such dividends will be held by the Trustee in non-interest bearing accounts until used to pay Trust expenses or distributed to Unitholders on the next Distribution Date and to the extent that funds are held in such accounts such funds will benefit the Trustee.


     On the Initial Date of Deposit, the Sponsor deposited with the Trustee the confirmations of contracts for the purchase of Securities together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price of the Securities. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust. On the Initial Date of Deposit the fractional undivided interest in the Trust represented by a Unit was as described in "Essential Information Regarding the Trust" in Part A.


----------
* Reference is made to the Trust Indenture and Agreement and any statements contained in this Prospectus are qualified in their entirety by the provisions of the Trust Indenture and Agreement.

     With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the maturity value of the stripped U.S. Treasury Obligations and the number of shares of each Stock in the Trust. The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public, replicating the original percentage relationship between the maturity value of the stripped U.S. Treasury Obligations and the number of shares of Stock deposited on the Initial Date of Deposit and replicating any cash or cash equivalents held by the Trust (net of expenses). The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or other corporate action which affects the capital structure of the issuer of a Stock but which does not affect the Trust's percentage ownership of the common stock equity of the issuer at the time of such event. Taxable stock dividends received by the Trust, if any, will be sold by the Trustee and the proceeds received will be treated as income to the Trust.

     The stripped U.S. Treasury Obligations consist of U.S. Treasury obligations which have been stripped of their unmatured interest coupons or interest coupons stripped from the U.S. Treasury Obligations. The obligor with respect to the stripped U.S. Treasury Obligations is the United States Government. U.S. Government backed obligations are generally considered the safest investment.

     On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust" in Part A. However, if additional Units are issued by the Trust (through either the deposit of (i) additional Securities or (ii) cash for the purchase of additional Securities for purposes of the sale of additional Units), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)


RISK FACTORS AND SPECIAL CONSIDERATIONS

 Risk Factors

     An investment in the Trust should be made with the understanding of the risks inherent in an investment in deep discount or "zero-coupon" debt obligations and the risks associated with an investment in common stocks in general.


     The Trust contains stripped U.S. Treasury Obligations described below. (See "Schedule of Investments" in Part A.) Stripped U.S. Treasury Obligations consist of "interest-only" or "principal-only" portions of stripped U.S. Treasury Obligations. Interest-only portions of Treasury Obligations represent the rights only to payment of interest on a date certain, and principal-only portions of stripped U.S. Treasury Obligations represent the rights only to payment of principal at a stated maturity. Interest-only and principal-only portions of stripped U.S. Treasury Obligations are deep discount obligations that are economically identical to zero-coupon obligations; that is, all such instruments are debt obligations which make no periodic payment of interest prior to maturity. THE STRIPPED U.S. TREASURY SECURITIES IN THE TRUST WERE PURCHASED AT A DEEP DISCOUNT AND DO NOT MAKE ANY PERIODIC PAYMENTS OF INTEREST. Instead, the entire payment of proceeds will be made upon maturity of such Treasury Obligations. The effect of owning deep discount bonds which do not make current interest payments (such as the stripped U.S. Treasury Obligations in the Trust portfolio) is that a fixed yield is earned not only on the original investment but also, in effect, on all earned discount during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, while the full faith and credit of the United States Government provides a high degree of protection against credit risks, the sale of Units prior to the termination date of the Trust will involve substantially greater price fluctuations during periods of changing market interest rates than would be experienced in connection with sale of Units of a Trust which held stripped U.S. Treasury Obligations and which made scheduled interest payments on a current basis.


     An investment in Units of the Trust should also be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer of the Stocks, which rights are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors, and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuer. Dividends on cumulative preferred stock typically must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.


     Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection offered by debt securities. The issuance of debt securities or preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust, like the stripped U.S. Treasury Obligations, may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit. The Stocks may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Stocks in particular.


     Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments" in Part A.) ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

     In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. UBS Financial Services Inc. observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.


     There is no assurance that the Trust's objectives will be achieved. Under ordinary circumstances, dividends and principal received upon the sale of Stocks may not be reinvested, and such money will be held in a non-interest bearing account until the next distribution made on the Distribution Date. Under certain limited circumstances and if there is no regulatory impediment, such dividends and principal may be reinvested in short-term Treasury Obligations maturing on or before the next Distribution Date. (See "Administration of the Trust--Reinvestment".) The value of the Securities and, therefore, the value of Units may be expected to fluctuate.

     Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of Units held by unitholders. To create additional Units, the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to replicate the original percentage relationship among the Securities based on the price of the Securities (at the Evaluation Time) on the date the cash is deposited. To the extent the price of a Security (or the relevant foreign currency exchange rate, if applicable) increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price (and currency) fluctuations during this period since if the price of shares of a Security increases, unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as closely as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price (and currency) fluctuations during this period will affect the value of every unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities not listed on any national securities exchange (due to differentials between bid and offer prices for the Securities) and brokerage fees, stamp taxes and other costs incurred in purchasing stocks will be at the expense of the Trust and will affect the value of every unitholder's Units.

 Special Considerations


     In the event a contract to purchase a Security fails, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract. Principal and income, if any, attributable to such failed contract will be distributed to unitholders of record on the last Business Day of the month in which the fail occurs within 20 days of such record date.


     BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED CIRCUMSTANCES. (SEE "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

     The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.



     Except as may be disclosed in Part A of this Prospectus, the Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Trust's portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Trust's portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Trust's portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.


     Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see "Administration of the Trust--Portfolio Supervision").


FEDERAL INCOME TAXES

     In the opinion of Carter Ledyard & Milburn LLP, counsel for the Sponsor, under existing law:

          1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder.

          2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

          3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the unitholders.

     The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the unitholder's particular tax circumstances. The tax-treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to unitholders. Accordingly, each unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

     General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks, original issue discount or interest on Treasury Obligations and short-term Treasury Obligations (if any), gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust. Unitholders should note that their taxable income from an investment in Units will exceed cash distributions because taxable income will include accretions of original issue discount on the stripped U.S. Treasury Obligations. (see "Original Issue Discover," below).

     Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders. To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of Units. After the tax cost has been reduced to zero, any additional distributions would be taxable as gain from the sale of Stock.

     A unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.


     Capital gains realized by noncorporate taxpayers are generally characterized as long-term capital gains if the taxpayer has a holding period of more than 12 months.

     Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.


     New Tax Law Applicable to Dividends and Long-Term Capital Gain. Under recently enacted tax legislation, dividends received by individual U.S. investors, and long-term capital gain realized by individual U.S. investors, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions or in certain other situations. U.S. investors should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

     Original Issue Discount. The Trust will contain principal or interest portions of stripped U.S. Treasury Obligations which are treated as bonds that were originally issued at a discount ("original issue discount"). Original issue discount represents interest for federal income tax purposes and can generally be defined as the difference between the price at which a bond was issued and its stated redemption price at maturity. For purposes of the preceding sentence, stripped obligations, such as the stripped U.S. Treasury Obligations, which variously consist either of the right to receive payments of interest or the right to receive payments of principal, are treated by each successive purchaser as originally issued on their purchase dates at an issue price equal to their respective purchase prices. The market value of the assets comprising the Trust will be provided to a unitholder upon request to enable the unitholder to calculate the original issue discount attributable to each of the stripped U.S. Treasury Obligations. Original issue discount on stripped U.S. Treasury Obligations is deemed earned based on a compounded, constant yield to maturity over the life of such obligation, taking into account the compounding of accrued interest at least annually, resulting in an increasing amount of original issue discount includible in income in each year. Each Unitholder is required to include in income each year the amount of original issue discount which accrues on its pro rata portion of each stripped U.S. Treasury Obligation with original issue discount. The amount of accrued original issue discount included in income for a unitholder's pro rata interest in stripped U.S. Treasury Obligations is added to the tax cost for such obligations.

     Gain or Loss on Sale. If a unitholder sells or otherwise disposes of a Unit, the unitholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition allocable to the Securities and the unitholder's adjusted tax bases in the Securities. In general, such adjusted tax bases will equal the unitholder's aggregate cost for the Unit increased by any accrued original issue discount. The gain or loss will be capital gain or loss if the Unit and underlying Securities were held as capital assets, except that the gain will be treated as ordinary income to the extent of any accrued original issue discount not previously reported. Each unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Security is sold or otherwise disposed of for an amount greater or less than the Security's per Unit tax cost.

     Withholding For Citizen or Resident Investors. In the case of any noncorporate unitholder that is a citizen or resident of the United States a "backup" withholding tax (at the current applicable rate of 28%) will apply to certain distributions of the Trust unless the unitholder properly completes and files, under penalties of perjury, IRS Form W-9 (or its equivalent).

     The foregoing discussion is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust. Unitholders may also be subject to state and local taxation. Each unitholder should consult its own tax advisor regarding the federal, state and local tax consequences of ownership of Units.


     Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their UBS Financial Services Inc. Financial Advisor for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.

PUBLIC OFFERING OF UNITS


     Public Offering Price. The public offering price per Unit on the Initial Date of Deposit is equal to the aggregate market value of the Securities determined on the day preceding the Initial Date of Deposit, divided by the number of Units outstanding plus the sales charge of 4.75%, pursuant to an exemptive order of the SEC. However, if the public offering price would be less than $.975 per Unit, then purchase orders received that day will be filled on the basis of the lower public offering price. Thereafter, the public offering price during the initial offering period will be computed by dividing the Trust's value (the "Trust Fund Evaluation"), next determined after receipt of a purchase order, and, with respect to the stripped U.S. Treasury Obligations, determined with reference to the offering side evaluation, by the number of Units outstanding plus the applicable sales charge. The initial public offering period will terminate when the Sponsor chooses to discontinue offering Units in the initial market. Thereafter, the Sponsor may offer Units in the secondary market. The public offering price in the secondary market will be the Trust Fund Evaluation per Unit next determined after receipt of a purchase order, determined for the stripped U.S. Treasury Obligations on the bid side of the market, plus the applicable sales charge. (See "Valuation".) The public offering price on any date subsequent to the Initial Date of Deposit will vary from the public offering price calculated on the Business Day prior to the Initial Date of Deposit (as described in "Essential Information Regarding the Trust" in Part
A) due to fluctuations in the value of Stocks and the stripped U.S. Treasury Obligations, and the foreign currency exchange rates (if applicable), among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in "Essential Information Regarding the Trust" in Part A. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the SEC and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" for a description of the method by which the Trustee will sell such Securities.


     Sales Charge and Volume Discount. The Public Offering Price of Units of the Trust includes a sales charge which varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedule below.) Sales charges during the initial public offering period and for secondary market sales are described below. A discount in the sales charge is available to volume purchasers of Units due to economies of scales in sales effort and sales-related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale for sales to any person of at least $50,000 or 50,000 Units, applied on whichever basis is more favorable to the purchaser.

                       INITIAL PUBLIC OFFERING PERIOD AND
                   SECONDARY MARKET THROUGH SEPTEMBER 25, 2005


                                      PERCENT OF
                                        PUBLIC       PERCENT OF
                                       OFFERING      NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS*         PRICE        INVESTED
----------------------------------   ------------   -----------
   Less than $50,000 .............        4.75%         4.99%
   $50,000 to $99,999 ............        4.50          4.71
   $100,000 to $199,999...........        4.00          4.17
   $200,000 to $399,999 ..........        3.50          3.63
   $400,000 to $499,999 ..........        3.00          3.09
   $500,000 to $999,999 ..........        2.50          2.56
   $1,000,000 or more ............        2.00          2.04

----------
* The sales charge applicable to volume purchasers according to the table above will be applied on either a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.



       SECONDARY MARKET FROM SEPTEMBER 26, 2005 THROUGH SEPTEMBER 25, 2007


                                      PERCENT OF
                                        PUBLIC       PERCENT OF
                                       OFFERING      NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS*         PRICE        INVESTED
----------------------------------   ------------   -----------
   Less than $50,000 .............        4.25%         4.44%
   $50,000 to $99,999 ............        4.00          4.17
   $100,000 to $199,999 ..........        3.50          3.63
   $200,000 to $399,999 ..........        3.00          3.09
   $400,000 to $499,999 ..........        2.50          2.56
   $500,000 to $999,999 ..........        2.00          2.04
   $1,000,000 or more.............        1.75          1.78

----------
* The sales charge applicable to volume purchasers according to the table above will be applied on either a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.




      SECONDARY MARKET FROM SEPTEMBER 26, 2007       SECONDARY MARKET ON AND
             THROUGH SEPTEMBER 25, 2009             AFTER SEPTEMBER 26, 2009

               PERCENT OF                            PERCENT OF
                 PUBLIC         PERCENT OF             PUBLIC    PERCENT OF
                OFFERING        NET AMOUNT            OFFERING   NET AMOUNT
                  PRICE          INVESTED              PRICE      INVESTED
                  -----          --------              -----      --------
                  3.25%             3.36%               2.25%       2.30%

     The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated above, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes of calculating the reduced sales charge to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses for the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust at a per Unit price equal to the Trust Fund Evaluation next determined after the receipt of the employee's purchase order, divided by the number of Units outstanding. The Sponsor does not intend to impose a sales charge on such employee sales.

     Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of Municipal Bond Fund Series (the "UBS Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); The Corporate Bond Trust (the "Corporate Series"); The UBS Pathfinders Trust (the "Pathfinders Series"); The UBS Federal Government Trust (the "Government Series"); or the Equity Opportunity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the units of the Exchange Trusts to be acquired based on a reduced sales charge as discussed below. Unitholders of this Trust are not eligible for the Exchange Option into any Exchange Trust designated as a rollover series for the 30 day period prior to termination of such Exchange Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.


     Each Exchange Trust has different investment objectives, therefore a unitholder should read the prospectus for the applicable Exchange Trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A unitholder who purchased Units of this Pathfinders Series and paid a per unit sales charge that was less than the per Unit sales charge of the series of Exchange Trusts for which such unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such unitholder desires to exchange into, determined as of the date of the exchange. Owners of units of this Pathfinders Series electing to use the Exchange Option in connection with units of other Exchange Trusts subject to a deferred sales charge ("Deferred Sales Charge Units") will be permitted to acquire Deferred Sales Charge Units, at their then-current net asset value, with no up-front, initial sales charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired.

     The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from a unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units under the Exchange Option will normally constitute a "taxable event" under the Code and a unitholder will generally recognize a tax gain or loss at the time of exchange in the same manner as upon a sale of Units. Unitholders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

     The Sponsor reserves the right to modify, suspend or terminate the Exchange Option at any time without further notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the unitholder will be immediately notified and no action will be taken regarding the exchange of Units without further instruction from the unitholder.

     To exercise the Exchange Option, a unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor to purchase units of one or more of the Exchange Trusts from the Sponsor. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such units may lawfully be sold in the state in which the unitholder is resident, the unitholder may select the series or group of series for which he desires his investment to be exchanged. The unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed Certificate, if any, for Units. Units of the Exchange Trust will be sold to the unitholder at a price based upon the next determined market value of the securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling unitholder.

     For example, assume that a unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of units, the proceeds from the unitholder's units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the unitholder would be able to acquire four units in the Exchange Trust for a total cost of $3,620 ($3,560 for the units and $60 for the sales charge). If all 3,000 units were tendered, the remaining $280 would be returned to the unitholder.


     Conversion Option. Owners of units of any registered unit investment trust sponsored by another sponsor which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per unit (or per 100 units in the case of Exchange Trusts having a unit price of approximately $10, or per 1,000 units in the case of Exchange

Trusts having a unit price of approximately $1), subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust Units). Owners of Conversion Trust Units will be permitted to use the cash proceeds received from the sale or redemption of those units to acquire Deferred Sales Charge Units at their then-current net asset value, with no up-front, initial sales charge imposed. Deferred Sales Charge Units acquired through the Conversion Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than UBS Financial Services Inc. must certify that the purchase of units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two-thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit (or per 100 Units or per 1,000 Units, as applicable) than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion, please refer to the Exchange Option section of this Prospectus.

     Distribution of Units. The minimum purchase during the initial public offering is $250. Only whole Units may be purchased.


     The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of NASD at prices which include a concession during the initial offering period, as set forth in the table below.



AGGREGATE DOLLAR VALUE OF UNITS               CONCESSION
  Less than $50,000 ......................       3.50%
  $50,000 to $99,999 .....................       3.30
  $100,000 to $199,999 ...................       3.00
  $200,000 to $399,999 ...................       2.60
  $400,000 to $499,999 ...................       2.20
  $500,000 to $999,999 ...................       1.80
  $1,000,000 or more .....................       1.50

     The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act").

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.


     Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a unitholder desiring to dispose of Units may tender Units to the Trustee for redemption, at the price calculated in the manner described under "Redemption". Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any Stocks in the Trust, nor that of the Units.

     Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

     The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units, its estimate of the time required to sell the Units and general market conditions.


     Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Securities to the Sponsor and the price (including foreign currency rates, if any) at which it deposits the Securities in the Trust, which is the value of the Securities, determined by the Trustee as described under "Valuation" at the close of business on the Business Day prior to the Initial Date of Deposit. The cost of Securities to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.

     Cash, if any, received from unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended and may be of benefit to the Sponsor.


     In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during that period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION


     Units may be tendered to the Trustee, Investors Bank & Trust Company, for redemption at its office in person, or by mail at Hancock Tower, P.O. Box 9130, Boston, MA 02117-9130 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or the Trustee. A written instrument of redemption must be signed by the unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled if not repurchased by the Sponsor.


     Units will be redeemed at the redemption value per Unit (the "Redemption Value") next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation.")

     A redemption request is deemed received on the Business Day (See "Valuation" for a definition of Business Day) when such request is received prior to the closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 P.M. New York time). If it is received after that time, it is deemed received on the next Business Day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second Business Day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the unitholder by the seventh calendar day following the date of tender (or if the seventh calendar day is not a Business Day on the first Business Day prior to the seventh calendar day).

     With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities in the manner as is directed by the Sponsor. In the event that no such direction is given by the Sponsor, the Trustee is empowered to sell Securities as follows: stripped U.S. Treasury Obligations will be sold to maintain in the Trust's portfolio stripped U.S. Treasury Obligations in an amount which, upon maturity, will equal at least $1.00 per Unit outstanding after giving effect to such redemption and Stocks pro rata. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its discretion to direct the Trustee to redeem Units "in kind" by distributing Securities to the redeeming unitholder. When Stock is distributed, a proportionate amount of Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Securities distributed into cash. The availability of redemption "in-kind" is subject to compliance with all applicable laws and regulations, including the Securities Act.

     To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received for Units upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to unitholders on the Distribution Dates.

     The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.


VALUATION

     The Trustee will calculate the Trust Fund Evaluation per Unit at the Evaluation Time described under "Essential Information Regarding the Trust" in Part A (1) on each June 30 and December 31 (or the last business day prior thereto), (2) on each Business Day as long as the Sponsor is maintaining a bid in the secondary market, (3) on the Business Day on which any Unit is tendered for redemption and (4) on any other day desired by the Sponsor or the Trustee, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as described below, (b) cash on hand in the Trust, income accrued on the stripped U.S. Treasury Obligations but not distributed or held for distribution and dividends receivable on Stocks trading ex-dividend (other than any cash held in any reserve account established under the Indenture) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and
(b) above and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses, (x) cash allocated for distribution to unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs, and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The Trust Fund Evaluation per Unit is calculated by dividing the result of the above computation by the number of Units outstanding as of the date of the Trust Fund Evaluation. Business Days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed. The U.S. dollar value of Stock denominated in foreign currency, if any, contained in the Trust, will be based on the applicable foreign currency exchange rate calculated at the Evaluation Time.

     The value of Stocks will be determined by the Trustee in good faith in the following manner: (1) if the Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the NASDAQ Stock Market, such evaluation will be based on the closing sale price on that day or, in the case of the NASDAQ, at the official closing price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market for the Stock (deemed to be the New York Stock Exchange if the Stocks are listed thereon), (2) if there is no such appropriate closing sale price on such exchange, at the mean between the closing bid and asked prices on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market for the Stock is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation), or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination of the above. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.

     During the initial offering period, the stripped U.S. Treasury Obligations are valued on the basis of offering prices; thereafter and for purposes of determining the Redemption Value they are valued on the basis of bid prices. The aggregate offering and bid prices of the Treasury Obligations are the prices obtained from investment dealers or brokers (which may include the Sponsor) who customarily deal in stripped U.S. Treasury Obligations; or, if there is no market for the stripped U.S. Treasury Obligations, and bid or offering prices are not available, on the basis of current bid or offering prices for comparable securities; or by appraisal; or by any combination of the above, adjusted to reflect income accrued.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE


     While the Public Offering Price of Units during the initial offering period is determined on the basis of the current offering prices of the stripped U.S. Treasury Obligations, the Public Offering Price of Units in the secondary market and the Redemption Value is determined on the basis of the current bid prices of the stripped U.S. Treasury Obligations. The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) exceeded the Redemption Value, (See "Essential Information Regarding the Trust" in Part A). The bid and offering prices of the stripped U.S. Treasury Obligations are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a unitholder upon redemption of Units may be less than the price paid by the unitholder for the Units. Also, as of the close of the initial offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.



EXPENSES OF THE TRUST

     The Initial Organizational Costs will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

     The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is initially $.00035 per Unit, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the UBS Pathfinders Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.


     For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, at an annual rate of $.00170 per Unit computed monthly based upon the largest number of Units outstanding in the Trust during the preceding month. In addition, the regular and recurring expenses of the Trust are estimated to be $.00113 per Unit, which include, but are not limited to certain mailing, printing, and auditing expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created under the Indenture or to the extent the Trustee, including its affiliates, acting in its individual capacity, provides other services, such as brokerage services, to the Trust.

     The Sponsor's fee and Trustee's fee may be increased without approval of the unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or if the Consumer Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

     In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in the Income Account, from the Capital Account (see "Administration of the Trust-Accounts"): (1) fees for the Trustee for extraordinary services;
(2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).


     The accounts of the Trust shall be audited not less than annually by independent auditors selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.00050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

     The fees and expenses described above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the estimated annual expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet such expenses of the Trust, the Trustee is authorized to sell Securities in the same manner as provided in "Redemption" herein.

RIGHTS OF UNITHOLDERS

     Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.

DISTRIBUTIONS


     The Trustee will distribute any net income received, if any, from the Income Account, quarterly on the Distribution Dates to Unitholders of record on the preceding Record Date. Income with respect to the original issue discount on the stripped U.S. Treasury Obligations will not be distributed although unitholders will be subject to tax as if a distribution had occurred. Distributions from the Capital Account will be made on quarterly Distribution Dates to unitholders of record on the preceding Record Date, provided however, that distributions of less than $.005 per Unit need not be made from the Capital Account on any Distribution Date. (See "Federal Income Taxes".)

     Within a reasonable period after the Trust is terminated, each unitholder will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination".)


ADMINISTRATION OF THE TRUST

     Accounts. All dividends received and interest, if any, accrued on Securities, proceeds from the sale of Securities or other monies received by the Trustee on behalf of the Trust shall be held in trust in Short-Term Treasury Obligations (if permissible) or in non-interest bearing accounts until required to be disbursed.

     The Trustee will credit on its books to the Income Account any dividends (including stock dividends which were sold) and interest, if any, accrued by the Trust. All other receipts (i.e. return of principal, and gains) are credited on its books to a Capital Account. Stock dividends received by the Trust, if any, will be sold by the Trustee and the proceeds therefrom be treated as income to the Trust. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient in the Income Account, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses of the Trust.") In addition, the Trustee may withdraw from the Income Account and the Capital Account any amounts that may be necessary to cover redemption of Units by the Trustee. (See "Redemption.") In addition, distributions of amounts necessary to pay the Initial Organizational Costs will be made from the Capital Account to special accounts maintained by the Trustee for purpose of reimbursing the Sponsor. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the Sponsor.

     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.


     Reports and Records. With the distribution of income from the Trust, unitholders will be furnished with a statement setting forth the amount being distributed from each account.

     The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a unitholder or to the Trust (but not to other unitholders) are available to the unitholder for inspection at reasonable times during business hours.

     Within a reasonable period of time after the end of each calendar year, starting with calendar year 2003, the Trustee will furnish each person who was a unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for the year in the Income, Capital and Reserve Accounts; (2) any Securities sold during the year and the Securities held at the end of the year; (3) the Trust Fund Evaluation per Unit, computed as of the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to unitholders during such year.


     Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described in this Prospectus are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security (or tender a Security for cash in the case of paragraph (6) below):

          (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

          (2) upon the institution of materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

          (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends or interest on such Securities;

          (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends or interest on the Securities;


          (5) upon the decline in price or the occurrence of any materially adverse market or credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the unitholder;

          (6) upon a public tender offer being made for a Security, or a merger or acquisition being announced affecting a Security that in the opinion of the Sponsor make the sale or tender of the Security in the best interests of the unitholders;


          (7) upon a decrease in the Sponsor's internal rating of the Security;
     or

          (8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

     The Indenture contains certain instructions to the Trustee regarding corporate actions that affect Securities held in the Trust. In most cases, the Trustee is required to use its best efforts to vote the Securities as closely as practicable in the same manner and in the same proportion as are all other securities held by owners other than the Trust. In cases of offers to exchange Securities for other stock or securities (including but not limited to a tender offer), the Trustee is required to reject such offers. If, after complying with such procedures, the Trustee nevertheless receives stock or securities, with or without cash, as a result of the corporate action, the Trustee, at the direction of the Sponsor, may retain or sell the stock or securities. Any stock or securities so retained will be subject to the terms and conditions of the Indenture to the same extent as the Securities originally deposited in the Trust.


     The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor. If not so directed, the Trustee will sell the stripped U.S. Treasury Obligations so as to maintain in the Trust portfolio stripped U.S. Treasury Obligations in an amount which, upon maturity, will equal at least $1.00 per Unit outstanding after giving effect to the redemption and Stocks will be sold pro rata.

     Reinvestment. Cash received upon the sale of Stock (except for sales to meet redemption requests) and dividends received may, if and to the extent there is no legal or regulatory impediment, be reinvested in short-term Treasury Obligations. The Sponsor anticipates that, where permitted, such proceeds will be reinvested in interest bearing short-term Treasury Obligations unless factors exist such that reinvestment would not be in the best interest of unitholders or would be impractical. Such factors may include, among others,
(i) short reinvestment periods which would make reinvestment in short-term Treasury Obligations undesirable or infeasible and (ii) amounts not sufficiently large so as to make a reinvestment economical or feasible. Any moneys held and not reinvested will be held in a non-interest bearing account until distribution on the next Distribution Date to unitholders of record.


AMENDMENT OF THE INDENTURE


     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent or to make other provisions that will not materially adversely affect the interest of the unitholders.

     The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of unitholders required to consent to any such amendment, without the consent of all unitholders.


     The Trustee will promptly notify Unitholders of the substance of any amendment materially affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST


     The Indenture provides that the Trust will terminate within 15 days after the maturity of the Treasury Obligations held in the Trust. If the value of the Trust as shown by the Trust Fund Evaluation is less than twenty percent (20%) of the market value of the Securities upon completion of the deposit of Securities, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time by the written consent of 51% of the unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the unitholders. In no event will the Trust continue beyond the Mandatory Termination Date as stated in "Essential Information Regarding the Trust" in Part A.

     Under normal circumstances it is anticipated that the Trustee will sell the Stocks held in the Trust within thirty (30) days of the Mandatory Termination Date. Upon termination of the Trust, the Trustee will sell any Stocks then remaining in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each unitholder, upon surrender for cancellation of his Certificate (if applicable) after due notice of such termination, such unitholder's pro rata share in the Income and Capital Accounts. Monies held upon the sale of Securities will be held in short-term Treasury Obligations (if permissible) or in non-interest bearing accounts created under the Indenture until distributed and, if not re-invested, will be of benefit to the Trustee. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if the sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a unitholder upon termination may be less than the amount paid by the unitholder.



SPONSOR


     The Sponsor, UBS Financial Services Inc., is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of NASD. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.


     The Sponsor is an affiliate of UBS Securities LLC and a wholly-owned subsidiary of UBS AG. The combined U.S. research team consists of approximately 80 senior analysts following over 850 companies. We now have a total of more than 500 analysts worldwide.

     The Sponsor, UBS AG, UBS Securities LLC or other affiliates of the Sponsor (collectively, "Affiliated Entities") may have acted as underwriter, manager or co-manager of a public offering of the Securities during the last three years; they may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of the Securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of any of the Affiliated Entities may be an officer or director of one or more of the issuers of the Securities. Each of the Affiliated Entities may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or in options on them. Each of the Affiliated Entities, its directors, elected officers and employee benefits programs may have either a long or short position in any Securities or options on them.


     The Indenture provides that the Sponsor will not be liable to the Trustee, any of the Trusts or to the unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own wilful misfeasance, bad faith, gross negligence or wilful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

     The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

     If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

CODE OF ETHICS

     The Trust and the Sponsor have each adopted a code of ethics regarding personal securities transactions by the Sponsor's employees. The Code permits investments in securities, including securities that may be purchased or held by the Trust. The Code is designed to prevent fraud, deception and misconduct against the Trust and to provide for reporting of personal securities transactions by certain employees. The Code is on file with the Commission and can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. For information on operations of the Public Reference room, call the Commission at (202) 942-8090. The Code is available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102.

TRUSTEE

     The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its office at Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 1-800-356-2754 (which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System).

     The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or certificates or for any valuation which it is required to make, except by reason of its own gross negligence, bad faith or wilful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest on the Securities or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or wilful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.


     The Trustee, including its affiliates, acting in its individual capacity and not as Trustee, may provide other services, such as brokerage services, to the Trust, and may otherwise deal with the Trust as if it were not the Trustee.

INDEPENDENT AUDITORS

     The Statement of Net Assets and Schedule of Investments have been audited by Ernst & Young LLP, independent auditors and have been included in this Prospectus in reliance upon their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS


     The legality of the Units offered by this Prospectus has been passed upon by Carter Ledyard & Milburn LLP, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              UBS PATHFINDERS TRUST
                       Treasury and Growth Stock Series 28


                               [GRAPHIC OMITTED]


                      Designed for Preservation of Capital
                       and Potential Capital Appreciation

                        TRUSTEE:                                        SPONSOR:

INVESTORS BANK & TRUST COMPANY                       UBS FINANCIAL SERVICES INC.
                 Hancock Tower                      1285 Avenue of the Americas,
          200 Clarendon Street                                New York, NY 10019
              Boston, MA 02116                                    (212) 713-3000
                (800) 356-2754                                   www.ubs.com/uit
--------------------------------------------------------------------------------
This Prospectus does not include all of the information with respect to The UBS Pathfinders Trust, Treasury and Growth Stock, Series 28 set forth in its Registration Statement filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. under the:


     o  Securities Act of 1933 (File No. 333-108528) and

     o  Investment Company Act of 1940 (File No. 811-4158)

TO OBTAIN COPIES FROM THE COMMISSION AT PRESCRIBED RATES--
WRITE: Public Reference Section of the Commission
       450 Fifth Street, N.W., Washington, D.C. 20549
CALL:  1--800--SEC--0330
VISIT: http://www.sec.gov



--------------------------------------------------------------------------------



No person is authorized to give any information or make any representation about UBS Pathfinders Trust, Treasury and Growth Stock, Series 28 not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.



--------------------------------------------------------------------------------

PROSPECTUS DATED SEPTEMBER 25, 2003

                       CONTENTS OF REGISTRATION STATEMENT

         This registration statement comprises the following documents:

         The facing sheet.
         The Prospectus.
         The Undertaking to file reports.
         The signatures.
         Written consents of the following persons:
                  Ernst & Young LLP (included in Exhibit 99.C2) Carter Ledyard & Milburn LLP (included in Exhibits 99.2 and 99.C1)

The following exhibits:

               Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS Financial Services Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.


1. Ex. 99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1997 between UBS Financial Services Inc., Depositor and Investors Bank & Trust Company, Trustee (incorporated herein by reference to Exhibit No. 2 to Amendment No. 1 to File No. 333-22641).

2. Ex. 99.A2 - Copy of Trust Indenture and Agreement between UBS Financial Services Inc., Depositor, and Investors Bank & Trust Company, Trustee (incorporating herein by reference Standard Terms and Conditions of Trust dated as of July 1, 1997 filed as Exhibit No. 2 to Amendment No. 1 to File No. 333-22641).

3. Ex. 99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).

4. Ex. 99.A6 - Restated Certificate of Incorporation of UBS Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185) filed on June 19, 2003.)

5. Ex. 99.A6 - By-Laws of UBS Financial Services Inc., as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).

6. Ex. 99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

7.   Ex. 99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

8. Ex.-99.A11 - Code of Ethics of UBS Financial Services Inc. Unit Trusts (incorporated herein by reference to Exhibit No. 5 to the Amendment dated June 9, 2003 to the Registration Statement on Form N-8B-2 (file number 811-3722) filed on June 9, 2003.)

                              FINANCIAL STATEMENTS

1. Statement of Net Assets of the Trust as shown in the current Prospectus for this series.

2.   Financial Statements of the Depositor.

UBS Financial Services Inc. - Financial Statements incorporated by reference to the Sponsor's most recent Form 6-K containing Financial Statements (File No. 1-15060), filed on May 14, 2003.

                                   SIGNATURES



          Pursuant to the requirements of the Securities Act of 1933, the registrant, UBS Pathfinders Trust, Treasury and Growth Stock Series 28, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 25th day of September, 2003.



ALTERNATIVE FORM OF SIGNATURES FOR FILINGS UNDER RULE 487
---------------------------------------------------------



                  The registrant, UBS Pathfinders Trust, Treasury and Growth Stock Series 28 hereby identifies Equity Opportunity Trust, ABCs Trust, Series 1, Growth Stock Series 15 and 16 and UBS Pathfinders Trust, Treasury & Growth Stock Series 27 for purposes of the representations required by Rule 487 and represents the following:



     1) That the portfolio securities deposited in the series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with rule 460 under the Securities Act of 1933.

SIGNATURE

                  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 25th day of September, 2003.


                                        UBS PATHFINDERS  TRUST,
                                        TREASURY AND GROWTH STOCK SERIES 28
                                        (Registrant)
                                        By: UBS Financial Services Inc.
                                        (Depositor)

                                        /s/ Christine Tripi
                                        -------------------------------
                                        Christine Tripi
                                        First Vice President


                  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of UBS Financial Services Inc. the Depositor by the following persons who constitute a majority its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 25th day of September , 2003.


UBS FINANCIAL SERVICES INC.


Name                                                  Office
----                                                  ------
Joseph J. Grano, Jr.                  Director,  Chairman & Chief Executive  Officer, UBS Financial
                                      Services Inc. *

Robert H. Silver                      Director, Executive Vice President, Chief Credit Officer and
                                      Director, Operations, Service and Systems, UBS Financial Services
                                      Inc.  *   **

Mark B. Sutton                        Director, President and Chief Operating Officer,
                                      UBS Financial Services Inc. *


Luzius Cameron                        Director, Strategic Planning and New Business Development,  UBS
                                      Financial Services Inc.*

                                      By

                                      /s/ Christine Tripi
                                      -------------------------------
                                      Christine Tripi
                                      Attorney-in-fact*

----------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for File No. 333-106185.

** The Chief Credit Officer also undertakes all the duties and responsibilities of, and performs all functions of, the principal financial officer of UBS Financial Services Inc.

                                  EXHIBIT INDEX


1. Ex. 99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1997 between UBS Financial Services Inc., as Depositor and Investors Bank & Trust Company, as Trustee (incorporated herein by reference to Exhibit No. 2 to Amendment No. 1 to File No. 333-22641).

2. Ex. 99.A2 - Copy of Trust Indenture and Agreement between UBS Financial Services Inc., Depositor, and Investors Bank & Trust Company, Trustee (incorporating herein by reference Standard Terms and Conditions of Trust dated as of July 1, 1997 filed as Exhibit No. 2 to Amendment No. 1 to File No. 333-22641).


3. Ex. 99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).

4. Ex. 99.A6 - Restated Certificate of Incorporation of UBS Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185) filed on June 19, 2003.)


5. Ex. 99.A6 - By-Laws of UBS Financial Services Inc., as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).


6. Ex. 99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

7.   Ex. 99.C2 - Consent of Ernst & Young, LLP, Independent Auditors.


8. Ex.-99.A11 - Code of Ethics of UBS Financial Services Inc. Unit Trusts (incorporated herein by reference to Exhibit No. 5 to the Amendment dated June 9, 2003 to the Registration Statement on Form N-8B-2 (file number 811-3722) dated and filed on June 9, 2003.